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SEC FILE NUMBER
000-18006

CUSIP NUMBER
45252T 304

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
The Immune Response Corporation

Full Name of Registrant

Former Name if Applicable

5931 Darwin Court

Address of Principal Executive Office (Street and Number)
Carlsbad, CA 92008

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
The Immune Response Corporation could not file its Form 10-K for the fiscal year ended December 31, 2006 within the prescribed time period due to (a) the completion of a warrant exercise financing on March 30, 2007 and (b) certain actions that were approved by our Board of Directors on March 27, 2007, all which require disclosures in the Registrant's Form 10-K. Such disclosures could not be prepared and reviewed within the prescribed time period without incurring unreasonable effort or expense.
We expect to file the Form 10-K within the allotted extension.

SEC 1344 (03-05)

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael K. Green	760	431-7080
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Immune Response Corporation does not anticipate a significant change in expenditures on business operations (research and development expenses, and general and administrative expenses); however, we anticipate reporting approximately $900,000 more in licensed research revenue for the year ended December 31, 2006 as compared to December 31, 2005 and approximately $232,927,000 of phantom “gain on warrant liability marked to fair value” for the year ended December 31, 2006. The $900,000 increase in licensed research revenue is attributable to a 2004 agreement with NovaRx Corporation (“NovaRx”). This agreement called for, among other things, a $900,000 payment to us in August 2007, to be accelerated if NovaRx achieved commercialization or financing milestones. NovaRx achieved the financing milestone during 2006, and accordingly we recorded the $900,000 as revenue during the fourth quarter of 2006. The gain on warrant liability marked to fair value is the result of fair market value adjustments associated with derivative liabilities primarily associated with warrants issued in the first quarter of 2006 and recorded in accordance with EITF Issue No. 00-19.

The Immune Response Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2007	By	/s/ Michael K. Green

Chief Operating Officer and
Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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